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SEC FILE NUMBER
8-70698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Insurance Advisory Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1270 Avenue of the Americas, Suite 1803
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randall Dulecki	646-736-1017	rd@insuranceap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann P.C.
(Name – if individual, state last, first, and middle name)

1000 Campbell Mithun Tower, 222 S. Ninth St., Suite 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/22/03	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Dulecki, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Insurance Advisory Partners LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Operating Officer

[signature]
Notary Public

MONIKA SLIWOWSKI
Notary Public – State of New York
No.01SL6415413
Qualified in Kings County
My Commission Expires 3/15/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INSURANCE ADVISORY PARTNERS LLC

Financial Statements

For the Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

Public Document

INSURANCE ADVISORY PARTNERS LLC

CONTENTS:



Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
Insurance Advisory Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Insurance Advisory Partners LLC ("Company") as of December 31, 2022, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Insurance Advisory Partners LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting.
Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota
February 27, 2023



Statement of Financial Condition
December 31, 2022

Assets

Cash	$	1,309,983
Accounts receivable		59,522
Prepaid expenses and deposits		41,309
Deposits		69,461
Property and equiment, net of accumulated depreciation of $14,602		29,338
Right-of-use asset		519,083
Total assets	$	2,028,696

Liabilities and member's equity

Liabilities

Accounts payable and accrued expenses	$	164,325
Deferred revenue		75,000
Lease liability		609,890
Total liabilities		849,215
Member's equity		1,179,481
Total liabilities and member's equity	$	2,028,696

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

INSURANCE ADVISORY PARTNERS, LLC (the "Company") is a Delaware Limited Liability Company headquartered in New York, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 19, 2021, and a member of the Securities Investor Protection Corp. ("SIPC"). The Company specializes in private placements as an agent on a best-efforts basis only, merger and acquisition advisory services, and investment banking advisory services in the United States. In November of 2022, the Company's two members assigned their equity interest of the Company to IAP Global LLC (IAP). IAP became the "Parent" of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" (ASC Topic 606), revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods of services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company recognizes a receivable for fees invoiced to clients. These receivables generally represent advisory mandate retainers and private placement success fees. The Company had an accounts receivable balance of $59,522 as of December 31, 2022. Management assesses the need for an allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. The Company has not recorded an allowance for doubtful accounts as of December 31, 2022.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2022, the Company has a cash account balance at a certain financial institution that exceeded FDIC coverage limit. The Company believes it mitigates this risk by having the funds in a major credit quality financial institution. The Company has not experienced any losses in such accounts.

General Risk and Uncertainties

In the normal course of its operations, the Company may enter into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for both federal and state income tax purposes. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Accounting Standards Codification ("ASC") 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company remains subject to U.S. federal, state, and local income tax audits for all periods subsequent to 2021. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. No interest or penalties were recorded for the year ended December 31, 2022.

Property and Equipment

The Company capitalizes property and equipment for purchases greater than $1,000. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred. The useful life for equipment purchases is three years.

Leases

The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") ASC 842, Leases. The Company is a lessee in a lease for office space and office copier equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has elected, for all underlying classes of assets, to recognize a right-of-use (ROU) asset and lease liability over the lease term using a rate term approximating its incremental borrowing rate.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Use of Estimates

Management may use estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with generally accepted accounting principles. Actual results may differ from those estimates.

3.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $1,004,851 at December 31, 2022, which exceeds required net capital of $17,009 by $987,842. The ratio of aggregate indebtedness to net capital at December 31, 2022 was 0.25 to 1.

4.   **CONCENTRATIONS IN SALES TO CUSTOMERS**

During the year ended December 31, 2022, the firm generated 75 percent of its revenue from two customers.

5.   **PROPERTY AND EQUIPMENT**

A summary of the cost and accumulated depreciation of property and equipment are as follows:

	December 31, 2022	Estimated Useful Life
Equipment	43,940	3 years
Accumulated depreciation	(14,602)	
	29,338	

6.   **COMMITMENTS AND CONTINGENCIES**

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2022, no amounts have been accrued related to such indemnification provisions.

7. LEASES

The Company leases office space under an operating lease agreement. In December 2021, the Company entered a 42-month lease for its office in 1270 Avenue of the Americas, Suite 1803, New York, NY, "the premises", with monthly rent of $21,919 beginning June 1, 2022, through June 30, 2025. The Company's lease does not include restrictive financial or other covenants. The Company used an incremental borrowing rate of 5%.

In November of 2022, the Company entered a 36-month office copier equipment operating lease, with a monthly payment of $369. The Company used an incremental borrowing rate of 5%.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022, are as follows:

Years Ending December 31,	
2023	$ 268,194
2024	267,456
2025	113,285
Total undiscounted lease payments	648,935
less imputed interest	39,045
Lease liability as of December 31, 2022	$ 609,890
Weighted average remaining lease term:	2.5 years
Weighted average discount rate	5%

Payments due under the office lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The total lease cost including variable costs associated with this lease for the year ended December 31, 2022, was $225,453 which is included in the statement of operations in occupancy and equipment expense. Included in statement of financial condition is approximately $65,757 pledged as security deposits for the office lease.

Payments due under equipment lease contract includes fixed payments plus variable payments. The lease requires the Company to make variable payments for the Company's extra usage of copies, taxes, and maintenance. The total lease cost including variable costs associated with this lease for the year ended December 31, 2022, was $646 which is included in the statement of operations in occupancy and equipment expense.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the year ended December 31, 2022, through February 27, 2023. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.